Exhibit 21.1

RAAM GLOBAL ENERGY COMPANY

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization

RAAM Global Energy Company	Delaware

Sita Energy, LLC	Delaware

Century Exploration New Orleans, Inc.	Delaware

Century Exploration Houston, Inc.	Delaware

Century Exploration Resources, Inc.	Delaware

Windstar Energy, LLC	Delaware